

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT AN INDEPENDENT PROFESSIONAL ADVISER.

If you have sold or transferred all of your registered holding of Ordinary Shares in the Company, please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was made, for transmission to the purchaser or transferee.

COLT Telecom Group plc

(Registered in England and Wales with Number 3232904)

Directors:

Andreas Barth
Barry Bateman
Tony Bates
Jean-Yves Charlier
Vincenzo Damiani
Hans Eggerstedt
Gene Gabbard
Robert Hawley
Timothy Hilton
John Remondi
Frans van den Hoven
Richard Walsh

Registered Office:

Beaufort House
15 St. Botolph Street
London
EC3A 7QN

24 March 2006

Dear COLT Shareholder,

Annual General Meeting on Thursday 27 April 2006

The Notice of the 2006 Annual General Meeting is set out on the following pages of this document. In addition to items numbered 1 to 16, which constitute Ordinary Business of an annual general meeting, the directors are proposing items numbered 17 to 25 as Special Business. I am writing to give some background to items 3 to 16 and to explain the reasons why items numbered 17 to 25 are being proposed.

1   Items 3 to 14 – Election and Re-election of Directors

All of the current directors will retire at the Annual General Meeting in accordance with the Company's Articles of Association. All of the retiring directors, being eligible, will stand for re-election or, in the case of the directors appointed since the last Annual General Meeting, for election, as directors. Each director re-elected/elected will hold office until the Annual General Meeting due to be held in 2007 or until he ceases to be a director in accordance with the Company's Articles of Association, by operation of law or until he resigns. It is proposed that Richard Walsh be elected as a director. Mr Walsh brings a wealth of experience in the fields of management and human resources. Biographical details of the directors can be found on pages 20 and 21 of the 2005 Annual Report. During the year, all of the current directors elected at the last Annual General Meeting have undergone an individual performance evaluation and have demonstrated that they remain committed to their role as director and that they continue to be effective and valuable members of the Board.

2   Items 15 to 16 – Re-appointment of Auditors

Shareholders will be asked to confirm the re-appointment of PricewaterhouseCoopers LLP as the Company's Auditors until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine their remuneration.

3   Item 17 – Renewal of authority to allot relevant securities

This is an ordinary resolution which authorises the directors to allot relevant securities up to a maximum nominal value of £13,908,530 being the difference between the nominal value of the current issued ordinary share capital and the authorised ordinary share capital of the Company. This represents approximately 37% of the total issued ordinary share capital of the Company. This authority may only be exercised (other than in relation to the conversion of the Company's 2% Senior Convertible Notes due April 2007 (the "Convertible Notes"), the exercise of the warrants to purchase ordinary shares issued in 1996 (the "Warrants") and the exercise of options or allotment of shares pursuant to the Company's employee, director and consultant option and share plans (the "Share Plans")) in respect of relevant securities of an aggregate nominal value of up to £12,655,490, being approximately one-third of the nominal value of the current issued ordinary share capital of the Company. This authority will expire no later than 15 months after the conclusion of the 2006 Annual General Meeting. The directors have no current intention to exercise this authority.

4 Item 18 – Renewal of authority to disapply statutory pre-emption rights

This is a special resolution which will renew the directors' authority to exclude shareholders resident overseas from participating in any rights issue owing to legal and practical problems arising from foreign regulatory constraints, and to allot equity securities for cash to persons other than existing shareholders up to an aggregate nominal amount of £1,898,324, being approximately 5% of the current nominal value of the issued ordinary share capital of the Company. This authority will expire no later than 15 months after the conclusion of the 2006 Annual General Meeting.

5 Item 19 – Authority to purchase COLT shares

This is a special resolution which will renew and extend the Company's authority to make market purchases of ordinary shares in the capital of the Company. It is proposed that the Company should be authorised to purchase up to 150 million ordinary shares representing approximately 10% of the current issued ordinary share capital of the Company. The directors have no current intention to exercise this authority but consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made on the London Stock Exchange or NASDAQ and where such purchases are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders. Once purchased by the Company, ordinary shares will be cancelled as issued shares and may only be reissued in accordance with the Company's Articles of Association. This authority will expire no later than 15 months after the conclusion of the 2006 Annual General Meeting. The exercise of Warrants currently outstanding would result in the allotment of 881,759 ordinary shares, which would be equivalent to approximately 0.06% of the Company's current issued share capital and approximately 0.04% of the Company's issued share capital following any exercise in full of this authority to make market purchases.

6 Items 20 to 24 – Adoption of new long term incentive arrangements

The Company's all employee and executive long-term incentive plans will expire this year and therefore the Company is seeking your approval for the introduction of new plans as proposed below. By way of background at the time of flotation, in 1996, the Company introduced a number of share plans for both its executives and employees. These plans were compatible with market practice at that time. With these plans due to expire, and in accordance with good practice, the Compensation Committee ("the Committee") has recently undertaken a full review of the Company's long-term executive incentive arrangements. In conducting its review, the Committee wished to ensure that any new plans would:

- support the current business objectives of the Company, in particular the delivery of sustainable long-term profitability for the benefit of the shareholders;
- provide a longer term motivational incentive for participants;
- ensure competitive remuneration packages which are key to the attraction and retention of executives and staff of the calibre required to lead the Company; and
- be successful in creating a union of interest between executives, staff and shareholders.

The proposed plans have been developed in conjunction with external professional advice and have also been discussed with the institutional representatives and the Company's largest investors.

The proposed plans for which shareholder approval is being sought are as follows:

A new Share Grant Plan ('Share Grant Plan') under which key and senior executives may receive annual awards of up to 150% of annual basic salary. Awards will vest after three years subject to the achievement of the performance criteria and continuation of employment. Awards will normally vest in the form of shares.

The initial performance criteria will be based upon the actual 2008 Profit Before Tax (PBT) compared to a pre-determined range of PBT figures set by the Committee. 25% of an award will vest at the low end of the range and 100% will vest at the high end of the range.

A new Share Option Plan ('Share Option Plan'), which allows the grant of options up to 150% of salary in any financial year.

The Committee does not currently intend to make awards in 2006 under this plan. However, if awards are made in subsequent years, the Committee anticipates that the performance criteria for options should be the same or similar to those relating to the Share Grant Plan. If awards are made under both plans in the same year it is the current intention that such awards would be appropriately scaled back e.g. 75% of salary under each plan.

A new Deferred Share Bonus Plan ('Deferred Share Bonus Plan') will allow the grant of awards of matching shares to participants on an annual basis based on the number of shares purchased by participants with monies earned under the annual bonus plan. It is intended initially to extend the Deferred Share Bonus Plan to key and senior executives. This plan will first operate in 2007 by reference to the 2006 financial year bonuses.

The maximum level of matching will initially be 1.5 shares for each share deferred based upon the achievement of performance criteria. The Committee may however increase this limit in subsequent years to up to two matching shares. However, in exercising this discretion the Committee shall have due regard to the overall level and structure of remuneration by reference to shareholder return. The performance criteria for matching shares will be the same or similar to those applying to the Share Grant Plan. The present maximum level of bonus which can be paid within the Company is 200% of base salary, i.e. for the Chief Executive Officer.

A new Share Incentive Plan ('SIP'), which will be available to all eligible employees, will offer one or more of the following:

- the grant of free shares up to a maximum of £3,000 (or overseas equivalent) per annum;
- partnership shares up to a maximum of £125 per month (or overseas equivalent) bought by employees; and
- matching shares equal to a maximum of two times partnership shares bought by employees.

Finally, the existing SAYE share option plan will be renewed allowing all eligible employees the opportunity to save between £5 and £250 per month (or overseas equivalent) over a three,five or seven year period and use those savings (plus interest) to buy shares in the Company. The price at which shares can be acquired will be not less than 80% of the share price at about the start of the saving period.

The Company limits the number of shares that may be issued under employee share schemes, during the preceding ten years, to 10% of the issued share capital. The Company's aggregate projected usage of newly issued shares over the next ten years is under 10%, and, it is anticipated, at the rate of less than 1% per annum.

Copies of the proposed plans will be available at the registered office of the Company during normal office hours (Saturdays, Sundays and Bank Holidays excepted) from the date of this notice until the day of the AGM. On the day of the AGM, they will also be available at the place of the AGM from 11:00 a.m. until the conclusion of the meeting.

7   Item 25 – Amendments to Articles of Association

Article 138 (Indemnity)
This Article has been amended to ensure that the Article is not in conflict with the changes to the Companies Act 1985 (implemented by Sections 19 and 20 of the Companies (Audit, Investigations and Enterprise) Act 1985) in respect of directors' liability that came into effect on 6 April 2005.

The Company may, subject to the provisions of the Companies Act 1985, indemnify any director of the Company or of any associated company against any liability and may maintain for any director of the Company or any associated company insurance against any liability.

The Company may also indemnify any officer of the Company or of any associated company who is not a director of the Company or of any associated company against any liability and may purchase and maintain for any officer insurance against any liability.

Article 138 as amended is set out in Appendix 3 to the Notice of the 2006 Annual General Meeting.

Recommendation
Your directors believe that the proposed resolutions are in the best interests of the Company and recommend you to vote in favour of them as they themselves intend to do so in respect of their own beneficial shareholdings of 1,800,831 ordinary shares of 2.5p each (representing approximately 0.12% of the current issued ordinary share capital of the Company).

Voting
Whether or not you are able to attend the 2006 Annual General Meeting, you are requested to register the appointment of a proxy electronically or by using the paper Form of Proxy enclosed. The notes to the Notice explain both of these methods in more detail. Whichever method you use, the appointment of a proxy should be registered as soon as possible but, in any event, must be received by Lloyds TSB Registrars no later than 11:00 a.m. on Tuesday 25 April 2006. Registering the appointment of a proxy will not preclude you from attending the 2006 Annual General Meeting and voting in person, should you so wish.

Yours sincerely



Barry R. J. Bateman
Chairman

Notice of the 2006 Annual General Meeting

Notice is hereby given that the tenth Annual General Meeting of COLT Telecom Group plc will be held at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW on Thursday 27 April 2006 starting at 11.00 a.m. to consider and vote upon the following items.

Ordinary Business

1 To receive the Report of the Board of Directors and the Financial Statements for the year ended 31 December 2005 and the Auditors' Report thereon.

2 To approve the Directors' Remuneration Report for the year ended 31 December 2005.

3 To re-elect Andreas Barth as a Director.

4 To re-elect Barry Bateman as a Director.

5 To re-elect Vincenzo Damiani as a Director.

6 To re-elect Hans Eggerstedt as a Director.

7 To re-elect Robert Hawley as a Director.

8 To re-elect Timothy Hilton as a Director.

9 To re-elect Frans van den Hoven as a Director.

10 To re-elect Tony Bates as a Director.

11 To re-elect Jean-Yves Charlier as a Director.

12 To re-elect Gene Gabbard as a Director.

13 To re-elect John Remondi as a Director.

14 To elect Richard Walsh as a Director.

15 To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting.

16 To authorise the Directors to determine the remuneration of the Auditors.

Special Business

17 Ordinary Resolution – THAT the Board be and is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of the Company to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £13,908,530 PROVIDED THAT:

(a) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2007, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

(b) this authority shall not be exercisable in respect of any relevant securities (other than in connection with the allotment of relevant securities in relation to the Convertible Notes, the Warrants and the Share Plans) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed £12,655,490.

18 Special Resolution – THAT, subject to the passing of the previous resolution, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities within the meaning of Section 94 of the said Act for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of that Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of all holders (excluding any shareholder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever); and

(b) the allotment (otherwise than as described in sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £1,898,324,

and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

19 Special Resolution – THAT the Company be and is hereby generally authorised to make market purchases of its ordinary shares of 2.5p each on the London Stock Exchange and on NASDAQ in the form of American Depositary Shares, subject to the following conditions:

(a) the maximum aggregate number of ordinary shares which may be purchased is 150,000,000; and

(b) ordinary shares may not be purchased on the London Stock Exchange at a price which is more than 5 per cent above the average of the middle market quotations for the ordinary shares as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase or at a price which is less than 2.5p per ordinary share; and

the authority to purchase conferred by this resolution shall expire at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2007, save that the Company may before such expiry enter into a contract of purchase under which such purchase may be completed or executed wholly or partly after the expiration of this authority.

20 Ordinary Resolution – THAT the COLT Telecom Group plc Share Grant Plan, the main features of which are summarised in the Appendix to the Notice of this meeting, and the rules of which are produced to the meeting in draft and signed by the Chairman for the purposes of identification, be approved and adopted subject to any modification that the Board considers appropriate.

21 Ordinary Resolution – THAT the COLT Telecom Group plc Share Option Plan, the main features of which are summarised in the Appendix to the Notice of this meeting, and the rules of which are produced to the meeting in draft and signed by the Chairman for the purposes of identification, be approved and adopted subject to any modification that the Board considers appropriate including such amendments as may be necessary or desirable in order to obtain Inland Revenue approval.

22 Ordinary Resolution – THAT the COLT Telecom Group plc Deferred Share Bonus Plan, the main features of which are summarised in the Appendix to the Notice of this meeting, and the rules of which are produced to the meeting in draft and signed by the Chairman for the purposes of identification, be approved and adopted subject to any modification that the Board considers appropriate.

23 Ordinary Resolution – THAT the COLT Telecom Group plc Share Incentive Plan, the main features of which are summarised in the Appendix to the Notice of this meeting, and the rules of which are produced to the meeting in draft and signed by the chairman for the purposes of identification, be approved and adopted subject to any modification that the Board considers appropriate, including such amendments as may be necessary or desirable in order to obtain Inland Revenue approval.

24 Ordinary Resolution – That the COLT Telecom Group plc SAYE Plan, the main features of which are summarized in the Appendix to the Notice of this meeting, and the rules of which are produced to the meeting in draft and signed by the Chairman for the purposes of identification, be approved and adopted subject to any modification that the Board considers appropriate, including such amendments as may be necessary or desirable in order to obtain Inland Revenue approval.

25 Special Resolution – THAT the Articles of Association of the Company be altered by making the amendments summarised in Appendix 2, set out in Appendix 3 to the Notice of this meeting, and contained in the printed copy produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification.

By order of the Board

Caroline Griffin Pain
Company Secretary

Registered Office:
Beaufort House,
15 Botolph Street,
London,
EC3A 7QN

24 March 2006

Please read the Notes to the Notice of the 2006 Annual General Meeting on the following pages of this document.

Notes to the Notice of the 2006 Annual General Meeting

1   Record Date
To have the right to attend and vote at the 2006 Annual General Meeting (and also for the purpose of calculating how many votes a person can cast) a shareholder must have his/her name entered on the register of members as at 6.00 p.m. on Tuesday 25 April 2006. Changes to the register after this time will be disregarded in determining the rights of any person to attend or to vote at the meeting.

2   Poll
All items in the Notice of the 2006 Annual General Meeting will be decided by a poll of shareholders.

3   Appointment of Proxies
3.1 *Eligibility*
Any shareholder entitled to attend and vote at the 2006 Annual General Meeting may appoint one or more proxies to attend and to vote instead of him/her. A proxy need not be a member of the Company.

3.2 *Method*
The appointment of a proxy may be registered by using the paper Form of Proxy enclosed (see 3.5 below) or electronically (see 3.6 below and, if a CREST Member, 3.7 below).

3.3 *Deadline*
To be effective, the appointment of a proxy must be registered with Lloyds TSB Registrars no later than 11:00 a.m. on Tuesday 25 April 2006.

3.4 *Attendance*
Registering the appointment of a proxy will not preclude a shareholder from attending the 2006 Annual General Meeting and voting in person.

3.5 *Paper Form of Proxy*
3.5.1   The shareholder may appoint someone other than the Chairman of the Meeting as their proxy. In this case, the words "the Chairman of the Meeting" must be crossed out and the full name and address of the proxy to be appointed written within the box. The change must be initialled.

3.5.2   The shareholder may indicate how the proxy is to vote on the matters to be proposed at the meeting by ticking the appropriate box alongside each item. In the absence of any tick, the proxy may vote or abstain from voting as he or she thinks fit and, unless instructed otherwise, the proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to proposals) which may properly come before the meeting.

3.5.3   The paper Form of Proxy must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute by its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company, or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign.

3.5.4   In the case of joint holdings, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3.5.5   To be valid, the paper Form of Proxy must be completed and lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, together, if applicable, with the power of attorney or other authority under which it is signed or a copy of such authority certified by a notary, no later than 11:00 a.m. on Tuesday 25 April 2006.

3.6 *Electronic Proxy Appointment via www.sharevote.co.uk*
3.6.1   To use the www.sharevote.co.uk website the shareholder will need the reference number, card ID and account number shown on the paper Form of Proxy enclosed. Alternatively, if the shareholder has registered with Lloyds TSB Registrars' on-line portfolio service, www.shareview.co.uk, they can appoint their proxy by logging onto their portfolio via the shareview website and clicking on "Company Meetings".

3.6.2   Full instructions on the procedure to appoint a proxy electronically are available on both the sharevote and shareview websites.

3.6.3   To be valid, the electronic proxy appointment must be lodged with the Company's registrar, Lloyds TSB Registrars, no later than 11:00 a.m. on Tuesday 25 April 2006.

3.6.4   An electronic proxy appointment will not be accepted if found to contain a computer virus.

3.7 *Electronic Proxy Appointment by CREST Members*
3.7.1   This facility is only open to shareholders who hold their shares through CREST.

3.7.2   CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the 2006 Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3.7.3   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID7RA01) no later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer's agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

3.7.4   CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3.7.5 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

APPENDIX 1
Summary of the general provisions applicable to the proposed plans (together the 'New Plans')

1 Eligibility and Operation of Plans
The New Plans are intended to operate internationally. Schedules or sub plans may be added to each of the New Plans where appropriate to allow for the grant of options and/or awards outside the UK and to take advantage of local tax advantages or local regulations provided that the benefits under such arrangements may not be greater than described in these Appendices.

2 Duration of the New Schemes
The Company may not grant awards or options under the New Plans more than ten years after their adoption.

3 Grant of Options and/or Awards
3.1 Except as otherwise provided, the grant of options or awards under the New Plans will only be made at times permitted by the Model Code contained in the Listing Rules issued by the UK Listing Authority (as amended from time to time) and any code adopted by the Company or any order or regulation governing dealing in shares by which the Company is bound that may be issued from time to time.

3.2 Shares issued upon the exercise of an option or the release of an award may be newly subscribed shares (at not less than par value), treasury shares or shares purchased in the market.

3.3 The method of providing shares shall be determined by the Company and may be varied during the life of an option or award as appropriate, according to the availability of new shares and funding demands.

3.4 Benefits under any of the New Plans are not pensionable.

4 Grant Policy
The Company has adopted a new grant policy in respect of employee share participation that is consistent with the objectives detailed in the Chairman's letter and will be kept under review. This policy will take into account factors such as the seniority of the individual, the performance of the individual (where appropriate) and geographic location.

5 Adjustment of Options and/or Awards
On a variation of the capital of the Company, the exercise price of an option and/or the number of shares subject to an award or option, the performance criteria and such other features as are appropriate may be adjusted in such manner as the Committee determines and the auditors of the Company confirm to be fair and reasonable.

6 Amendments to the New Plans
Amendments to the rules of the New Plans may be made at the discretion of the Committee. However, the basic structure and in particular the limitations on participation, the maximum value of an award of shares or options that may be made to a participant, the adjustment that may be made following a rights issue or any other variation of capital and the limitations on the number of shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Group.

Notes to the Notice of the 2006 Annual General Meeting
continued

7 Scheme Limits

7.1 The following limits will apply, at the time of grant, to each option and/or award under the New Plans:

(a) the aggregate number of newly subscribed shares that may be issued or remain issuable pursuant to awards or options granted under all employee share schemes operated by the Company, during the preceding ten years ending on the date of grant, shall not exceed 10% of the issued ordinary share capital of the Company at that date; and

(b) an annual limit in respect of the issue of new shares of 1% of the issued ordinary share capital.

8 Allotment and Transfer of Shares

8.1 Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the shares are acquired but will otherwise rank pari passu with existing shares.

8.2 Application will be made to the UK Listing Authority for admission to the Official List for new shares that are to be issued following the exercise of an option or release of an award.

9 Non-Transferability of Options and Awards

Options and/or awards are not transferable except in the case of a participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the participant.

Summary of the COLT Telecom Group plc Share Grant Plan ('Share Grant Plan')

1 Operation

1.1 The Share Grant Plan will allow the grant of awards over shares to participants on an annual basis.

1.2 Awards will normally vest after three years.

2 Eligible Employees

The plan is open to all full time employees, executive directors and trustees of an employee benefit trust acting on behalf of such employees. The Committee intends initially to extend the Share Grant Plan to some 250 individuals ranging across executive, managerial and professional levels within the Company.

3 Grant and Timing of Awards

3.1 Under the Share Grant Plan the Committee may make annual grants of awards on a discretionary basis.

3.2 Subject to shareholder approval, the first awards will be made following the 2006 AGM (at which such approval will be sought).

4 Form and Release of Awards

4.1 Awards will be made either:

(a) in the form of a promise to provide shares contingent upon continuous employment and achievement of performance criteria; or

(b) a deeply discounted option that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

4.2 In reaching its decision, the Committee may take into consideration the taxation, national insurance and cost consequences of the award.

5 Performance Criteria

5.1 The Committee will determine the performance criteria governing the vesting of initial awards which shall be based upon the actual 2008 PBT compared with a pre-determined range of PBT figures set by the Committee. The performance criteria may be varied by reference to seniority. The Committee shall ensure that the performance criteria are always challenging and reflect a real and meaningful improvement in the performance of the Company.

5.2 25% of an award will vest at the lower end of the range, which is nevertheless a very challenging performance level, and 100% will vest at the high end of the range.

5.3 In addition to the performance criteria set out above, the Committee may impose additional restrictions on the vesting and/or release of awards, as it shall deem appropriate.

5.4 The Committee will have the discretion to amend or vary the performance criteria for awards, provided that any amendments or alternative criteria selected are no less challenging than the criteria stated above, and after consultation with the Company's main institutional shareholders if appropriate.

5.5 In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the award will lapse.

5.6 There will be no re-testing.

6 Individual Limits

6.1 The maximum value of awards that may be granted to an eligible employee in any financial year will be equal to a maximum of 150% of base salary during a financial year.

6.2 Award levels will vary by seniority taking into account rank, performance and geographic location.

6.3 The above award limit may be exceeded in exceptional circumstances as may be determined by the Committee from time to time, e.g. recruitment or retention of a key executive.

7 Vesting and Release in Exceptional Circumstances

7.1 If a participant leaves employment before an award vests, such award shall normally lapse. However the Committee may determine, in its discretion, to allow the award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Committee may determine. Where the Committee determines to allow vesting and release of part or all of an award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Committee shall pro-rate the award.

7.2 In the event of a takeover, reconstruction, amalgamation, merger/demerger or winding up of the Company all awards shall be rolled over with appropriate agreement and failing such agreement shall immediately vest and be released subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the awards.

**Summary of the COLT Telecom Group plc Share Option Plan
('the Share Option Plan')**

1   Operation
1.1 The Committee does not currently intend to use this plan in 2006 but may make awards in subsequent years or in the case of new recruits to compensate for options given up on leaving their previous employer.

1.2 Options will normally vest and become exercisable after 3 years.

1.3 The Share Option Plan will have both an approved and an unapproved part. The unapproved part may be used where the grant of options does not comply with the strict requirements of the UK approved legislation or where the grant of options is to be made to overseas employees.

2   Eligible Employees
2.1 The plan is open to all full time employees, executive directors and trustees of an employee benefit trust acting on behalf of such employees.

2.2 Where options are granted under the plan, individuals will not normally participate in both the Share Grant Plan and the Share Option Plan in the same financial year or will participate at a reduced rate.

3   Grant and Timing of Grants
3.1 Under the Share Option Plan the Committee may make annual grants of options.

3.2 The option price of an option shall be the share price at about the date of grant.

4   Form of Options
Options shall normally vest and become exercisable on the third anniversary of the date of grant, subject to the achievement of predetermined performance criteria and, normally, the participant's continued employment with the Group. Options will lapse on the tenth anniversary of their date of grant.

5   Performance Criteria in respect of Options
5.1 The exercise of options shall be dependent upon the achievement of predetermined performance criteria, which shall be determined by the Committee.

5.2 Where options are granted it is the current intention that the performance criteria would be the same or similar to those relating to the Share Grant Plan. In such case 25% of options will vest at the lower end of the range and 100% will vest at the high end of the range. As indicated the performance criteria will always be challenging and reflect a real and meaningful improvement in performance.

5.3 In addition to the performance criteria set out above, the Committee may impose additional restrictions on the vesting and/or release of options, as it shall deem appropriate.

5.4 The Committee will have the discretion to amend or vary the performance criteria for options, provided that any amendments or alternative criteria selected are no less challenging than the criteria stated above, and after consultation with the Company's main institutional shareholders if appropriate.

5.5 In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the option will lapse.

5.6 There will be no re-testing.

6   Individual Limits
6.1 The maximum value of options that may be granted to an eligible employee in any financial year will be equal to a maximum of 150% of base salary during a financial year.

6.2 Award levels will vary by seniority taking into account rank, performance and geographic location.

6.3 While it is not currently intended to use the Share Option Plan, if it is decided to use that plan and, for instance, a joint granting approach with awards under the Share Grant Plan and the Share Option Plan is deemed appropriate, then the grants under each plan would be proportionately scaled back, e.g. 75% under the Share Grant Plan and 75% under the Share Option Plan.

6.4 The above option grant limit may be exceeded in exceptional circumstances as may be determined by the Committee from time to time, e.g. recruitment or retention of a key executive.

7   Vesting and Exercise in Exceptional Circumstances
7.1 If a participant leaves employment before an option vests or is exercised, such option shall normally lapse. However the Committee may determine, in its discretion, to allow the option (or part thereof) to vest and be exercised subject to the achievement of amended performance criteria and/or such other requirements as the Committee may determine. Where the Committee determines to allow vesting and exercise of part or all of an option it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the option in determining the amount, conditions and timing of the vesting and exercise of such option. Where appropriate, the Committee shall pro-rate the option.

7.2 In the event of a takeover, reconstruction, amalgamation, merger/demerger or winding up of the Company all options shall be rolled over with appropriate agreement and failing such agreement shall immediately vest and become exercisable subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the options.

Summary of the COLT Telecom Group plc Deferred Share Bonus Plan ('Deferred Share Bonus Plan')

1   Operation
1.1 The Deferred Share Bonus Plan will allow the grant of awards over matching shares to participants on an annual basis based on the number of shares purchased by participants with monies earned under the annual bonus plan.

1.2 The participants must hold the shares acquired with the bonus for a period of three years in order to obtain any matching shares.

1.3 The vesting of matching shares will be dependent upon predetermined performance criteria. The share bonus plan will not be used in 2006. The first grant of participation will be in 2007 by reference to the bonus earned, if any, for the 2006 financial year.

Notes to the Notice of the 2006 Annual General Meeting
continued

2 Eligible Employees

The plan is open to all full time employees, executive directors and trustees of an employee benefit trust acting on behalf of such employees and who participate in the annual bonus arrangements. It is anticipated that about 150 executives, managers and professional staff will be invited to participate, at the discretion of the Committee.

3 Grant and Timing of Awards

Participants will be invited prior to the confirmation of their annual bonus, to defer receipt of part of their annual bonus. The deferred monies will be invested in shares at the market value at about the date the bonus is declared. The Committee may grant matching awards in proportion to the shares deferred either on a gross or net basis as the Committee shall determine.

4 Form and Release of Awards

4.1 Matching awards will be made either in the form of:

    (a) a promise to provide shares contingent upon continuous employment and achievement of performance criteria; or

    (b) a deeply discounted option that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

4.2 In reaching its decision, the Committee may take into consideration the taxation, national insurance and cost consequences of the award.

5 Performance Criteria

5.1 The award of matching shares shall be dependent upon the achievement of predetermined performance criteria which shall be determined by the Committee. It is the current intention that the performance criteria for future awards would be the same or similar to those relating to the Share Grant Plan.

5.2 In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the matching award will lapse and the shares purchased with the annual bonus monies shall be released.

5.3 The Committee will have the discretion to amend or vary the performance criteria for matching awards, provided that any amendments or alternative criteria selected are no less challenging than the criteria stated above, and after consultation with the Company's main institutional shareholders if appropriate.

5.4 There will be no re-testing.

6 Individual Limits

6.1 It is the current intention that the maximum number of matching shares for 2007 shall be limited to 1.5 shares for each one share deferred in the case of exceptional performance. The current maximum level of annual bonus is 200% of base salary.

6.2 This level of share matching may be increased to two shares for each one share deferred in subsequent years. However, the Committee will have due regard to the overall structure and value of remuneration in determining the level for any year. The level of matching will take into account performance, the amount of bonus put at risk and the geographic region.

7 Vesting and Release in Exceptional Circumstances

7.1 If a participant leaves employment before a matching award vests, such entitlement to matching shares shall normally lapse. However the Committee may determine, in its discretion, to allow the matching award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Committee may determine. Where the Committee determines to allow vesting and release of part or all of a matching award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the matching award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Committee shall pro-rate the matching award.

7.2 In the event of a takeover, reconstruction, amalgamation, merger/demerger or winding up of the Company all awards shall be rolled over with appropriate agreement and failing such agreement shall immediately vest and be released subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the awards.

Summary of the COLT Telecom Group plc Share Incentive Plan ('SIP')

1 Operation

The SIP will have both an approved and an unapproved part. The unapproved part may be used where share awards do not comply with the strict requirements of the UK approved legislation or where awards are to be made to overseas employees.

2 Eligible Employees

All employees of the Company and its subsidiaries (the "Group") who shall be determined by the Committee as being eligible employees, including trustees acting on behalf of such employees. The Committee may set a qualifying period of continuous employment.

3 Grant of Awards

3.1 The SIP will be offered to employees no earlier than 2007. The current intention is to initially invite participation for the purchase of partnership shares.

3.2 From time to time, the Committee may invite applications from, or determined to make grants to, eligible employees in accordance with the rules of the SIP.

3.3 Employees may enter into a savings contract to acquire shares in accordance with such terms as the Committee may determine from time to time ("Partnership Shares"). Partnership Shares may be acquired monthly, or savings may be accumulated for a period as determined by the Committee, which may be no more than one year. If savings are accumulated, the number of shares awarded to each employee may be determined as the lower of the market value of the shares at the beginning of the accumulation period and the market value of the shares on the date the shares are acquired.

3.4 Alternatively, or, in addition to the above, the Committee may, in its discretion, and in accordance with the rules of the SIP, award a number of shares to each employee being:

    (a) an outright award of shares ("Free Shares"), on such basis as determined by the Committee; and/or

(b) if an employee agrees to buy a certain number of Partnership Shares, an award of shares ("Matched Shares"), on such basis as is determined by the Committee.

3.5 All shares acquired in accordance with the SIP shall be held in a trust or such other approved vehicle for the holding of shares under the SIP and may be subject to a retention period to be determined by the Committee. Directors (or other senior employees) of the Company may be appointed as trustees of such trust or similar arrangement.

3.6 Any share purchases by employees and any awards made by the Company may be subject to such additional requirements as the Committee shall determine and/or as may be necessary to comply with local regulations or tax legislation. This shall include the purchase or award of shares by or to participants in accordance with the relevant UK legislation applicable to approved plans, or such other overseas legislation as shall apply from time to time.

4 Individual Limits

4.1 The number of Free Shares granted to an eligible employee under the SIP in any year shall be determined from time to time by the Committee and may be dependent upon performance. The performance may be based on either Group, subsidiary, divisional or personal measures. The aggregate market value of Free Shares may not exceed £3,000 per annum (or the overseas equivalent).

4.2 The Committee shall determine the number of Partnership Shares that an eligible employee may acquire from his or her salary under the SIP in any year from time to time. The number of Partnership Shares bought by eligible employees out of their income under the SIP in any year will be equal to a maximum of £125 per month (or the overseas equivalent).

4.3 The number of Matching Shares that the Company may award if an eligible employee has acquired Partnership Shares under the SIP in any year shall be determined from time to time by the Committee and shall not exceed the two Matching Shares for every one Partnership Share acquired or statutory maximum for Inland Revenue approved employee share ownership plans.

5 Restrictions on Shares and Release of Shares

5.1 Partnership Shares may be withdrawn from the SIP at any time. However, under the unapproved part of the SIP, Partnership Shares may be subject to a period of retention as determined by the Committee.

5.2 Awards of Free Shares and Matching Shares shall normally be subject to a period of retention as determined by the Committee from time to time. This shall not normally be greater than five years. If an employee leaves the Group prior to the release of Free Shares or Matching Shares then those shares may be forfeited at the Committee's discretion. The maximum forfeiture period under the approved part of the SIP is three years.

5.3 Shares held under the SIP may be subject to other restrictions as determined by the Committee. This includes the imposition of restrictions on voting rights.

5.4 Dividends received by the trust may be reinvested.

5.5 Subject to appropriate agreement, awards of shares may be released, withdrawn or exchanged for shares in a new holding company in the event of a sale, takeover, reconstruction, merger/demerger or winding-up of the Company.

Summary of the COLT Telecom Group plc SAYE Share Option Plan ('SAYE Plan')

1 Operation
The SAYE Plan will have both an approved and an unapproved part. The unapproved part may be used where share options do not comply with the strict requirements of the UK approved legislation or where options are to be granted to overseas employees.

2 Eligible Employees
All employees of the Company and its subsidiaries (the "Group") who shall be determined by the Committee as being eligible employees, including trustees acting on behalf of such employees. The Committee may set a qualifying period of continuous employment.

3 Grant and Timing of Grants

3.1 Under the SAYE Plan the Committee may grant options at any time.

3.2 Eligible employees will be invited to save a monthly contribution under a savings contract with an authorised bank or building society up to the Inland Revenue maximum, currently £250 month. Savings contracts may be offered for a period of three, five or seven years, as determined by the Committee.

3.3 The Committee will grant options to participants equivalent to the value of the savings plus the bonus or interest payable at the end of the savings period.

3.4 The option price of an option shall not be less than 80% of the share price at about the date of grant.

4 Exercise of Options

4.1 Options may normally be exercised in the six month period following the end of the savings contract.

4.2 Options may be exercised early in certain circumstances, including an employing leaving due to death, injury, disability, redundancy, retirement, or the sale of his or her employing company or business.

4.3 On cessation of employment for any other reason an option shall normally lapse.

4.4 In the event of a takeover, reconstruction, amalgamation, merger/demerger or winding up of the Company all options shall be rolled over with appropriate agreement and failing such agreement shall immediately become exercisable.

4.5 In the event of early exercise the participant may only exercise an option to the extent of the savings made.

Notes to the Notice of the 2006 Annual General Meeting
continued

Note

These Appendices summarise the main features of the New Plans but do not form part of them and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. Copies of the rules will be available for inspection at the registered office of the Company during usual office hours (Saturdays, Sundays and Bank Holidays excepted) from the date of dispatch of the Notice of the AGM up to and including the date of the AGM and at the meeting itself. The directors reserve the right up to the time of the meeting to make such amendments and additions, as they consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summaries set out in these Appendices.

APPENDIX 2

SUMMARY OF THE PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION OF COLT TELECOM GROUP PLC

General

There follows a description of the proposed amendments to the Articles of Association of the Company pursuant to Resolution 25. The Articles of Association as amended will be produced to the Meeting and initialled by the Chairman of the Meeting for the purposes of identification. References are to the current Articles of Association unless otherwise stated.

A draft of the Articles of Association, as amended, showing the changes from the existing Articles of Association is available for inspection at Beaufort House, 15 St. Botolph Street, London EC3A 7QN and at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW (the venue for the Meeting) at least 15 minutes before the start of the Meeting.

A draft of the Articles of Association, as amended, showing the changes from the existing Articles of Association will also be displayed on the COLT website www.colt.net

Indemnity

The Companies (Audit Investigations and Community Enterprise) Act 2004 came into effect on 6 April 2005 and made various amendments to the Companies Act 1985. One such amendment permits companies to pay legal costs incurred by a director in defending proceedings brought by third parties. Currently the Company's Articles of Association contain a broad authority for the Company to indemnify directors and officers subject to the provisions of the Companies Acts. It is proposed that the Articles of Association be altered to include power for the Company to fund such defence costs, as permitted under the Companies (Audit Investigations and Community Enterprise) Act 2004.

APPENDIX 3

ARTICLE 138 AS AMENDED

Indemnity of Officers

138.   Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer or auditor insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified, and if the board so determines an auditor may be indemnified, out of the assets of the company against any liability incurred by him as a director or other officer of the company, or as auditor, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court. The company may also fund a Director's expenditure on defending proceedings as provided by the Companies Act.